Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

BOSTON SCIENTIFIC ANNOUNCES AGREEMENT TO SELL
GUIDANT’S VASCULAR INTERVENTION AND ENDOVASCULAR BUSINESSES TO ABBOTT

Boston Scientific to Share Rights to Guidant’s Drug-Eluting Stent Portfolio

Natick, MA (January 8, 2006) – Boston Scientific Corporation (NYSE: BSX) announced today that it has executed a binding definitive agreement with Abbott (NYSE: ABT) under which Abbott will purchase Guidant Corporation’s (NYSE: GDT) vascular intervention and endovascular businesses, assuming completion of Boston Scientific’s proposed acquisition of Guidant (announced in a separate Boston Scientific press release issued today).

As part of this agreement, Boston Scientific will share rights to Guidant’s drug-eluting stent (DES) portfolio with Abbott, providing Boston Scientific a second DES platform.

Boston Scientific had announced its intention to divest Guidant’s vascular intervention and endovascular businesses and to share rights to Guidant’s DES portfolio in its initial proposal to acquire Guidant on December 5, 2005.  Boston Scientific believes that the execution of its agreement with Abbott will enable the Company to rapidly secure antitrust approval of the acquisition of Guidant.

Under the terms of the agreement with Abbott, Guidant’s vascular intervention and endovascular businesses will be purchased by Abbott for a total consideration of $4.3 billion.  This amount includes an upfront payment of $3.8 billion in cash on or around the closing of Boston Scientific’s acquisition of Guidant, a payment of $250 million upon U.S. Food and Drug Administration (FDA) approval of an everolimus-based DES product, and an additional payment of $250 million upon a similar approval in Japan.  These contingent payments are due if the requisite approvals are received anytime within 10 years of closing this transaction.

In addition to receiving the $3.8 billion in initial purchase price at or around the closing of the Guidant transaction, Abbott has agreed to provide to Boston Scientific a $700 million loan in the form of a five-year subordinated note bearing interest at 5.25 percent.  Accordingly, Boston Scientific will receive $4.5 billion in cash from Abbott on or around the closing date of the Guidant transaction.

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Boston Scientific and Abbott have agreed that Abbott will supply Boston Scientific, on a private label basis, with Guidant DES products.  This interim supply agreement will facilitate a transitioning of the shared DES rights to Boston Scientific.  These rights include rights to intellectual property and technology transfers, sharing of regulatory and clinical trial assets and the rights to independently iterate, manufacture and commercialize DES technology.   Drug-eluting stents sold by Abbott will be separately branded, priced and marketed.

The transaction is subject to a limited number of closing conditions, including receipt of the required regulatory approvals.

“Our agreement with Abbott to divest Guidant’s vascular intervention and endovascular businesses demonstrates our commitment to address potential antitrust issues raised by our proposed acquisition of Guidant, and should enable us to complete the acquisition of Guidant quickly,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “In addition, sharing rights to Guidant’s DES portfolio will enable Boston Scientific to offer both paclitaxel-eluting and everolimus-eluting stents to interventional cardiologists and their patients.”

Conference Call and Webcast Information

Boston Scientific officials will be discussing today’s announcement with analysts and investors on a conference call at 9:00 a.m. ET on Monday, January 9, 2006.  The conference call can be accessed by dialing (888) 423-3275   (U.S. dial-in) or (612) 332-0228   (international dial-in) and ask to be connected to the Boston Scientific conference call beginning at 8:45 a.m. ET.  Accompanying slides will be available on Boston Scientific’s website.  Boston Scientific will webcast the call to all interested parties through its website: www.bostonscientific.com.  Please see the website for details on how to access the webcast.

Boston Scientific Corporation

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Forward–Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Contacts

Milan Kofol (508-650-8569)

Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541)

Media Relations, Boston Scientific Corporation

Steve Frankel / Steve Silva (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

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